

April 15, 2010

David Saltrelli, President and Director
Calibert Explorations, Ltd.
645 Bayway Boulevard
Clearwater Beach, Florida 33767

> **Re:** **Calibert Explorations, Ltd.**
> **Form 10-K filed March 15, 2010**
> **File No. 000-53346**

Dear Mr. Saltrelli:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended November 30, 2009

Financial Statements

Note 3 – Significant Accounting Policies, page F-8

1. Your disclosures under this heading indicate that you expense acquisition costs of your mineral properties as they are incurred. As stated this policy is inconsistent with your disclosures at page 19 which state that these costs are initially capitalized. The costs of mineral rights would ordinarily be capitalized initially to comply with GAAP, although subject to periodic impairment testing. We suggest

you read the guidance in FASB ASC Subtopic 930-360 and Section 930-805-30 and revise your accounting and disclosures accordingly.

Note 9 – Subsequent Events, page 33

2.   We note your response to prior comment 1 regarding your agreement to purchase Megalink Global Corporation ("Megalink"), dated November 23, 2009. You indicate that you have not provided the information requested because you rescinded the Purchase Agreement on February 23, 2010.

During our telephone conversation on April 12, 2010, Mr. Saltrelli stated that the transaction to acquire Megalink was never completed and that the 500,000 shares were never issued. He also represented that Megalink had no assets or operations at the time the Purchase Agreement was executed and therefore there would be no impact to your financial statements even if the entity was consolidated.

Tell us how these verbal representations are consistent with the disclosures in the Form 8-K that you filed on December 2, 2009 which states that you had arranged to purchase assets of Megalink, also in contrast to the details in Schedule A to your Purchase Agreement, which includes a list of the assets to be purchased.

3.   We have read your response to prior comment 2, indicating that you would include the rescission agreement as an exhibit to your Form 10-K for the fiscal year ended November 30, 2009. However, this agreement was not included as you had represented. Please submit the executed rescission agreement with your reply and ensure that it is attached as an exhibit to your amendment.

4.   Please answer the following questions pertaining to your November 23, 2009 Purchase Agreement and the related disclosures.

●   Tell us why you had not specified a closing date in the Purchase Agreement, and describe the level of your commitment to follow-through with the acquisition when entering into this agreement.

●   If you had intended to proceed with the acquisition explain why you did not disclose either the conditions that were as yet unfulfilled or any information about the timeline for completing the transaction.

●   Given Mr. Saltrelli's representation of there actually being no assets and no business associated with Megalink, also considering that you had no financial information about such assets or business, explain how you determined that informing investors of your knowledge on this subject was not required to comply with Rule 12b-20 of Regulation 12B.

●   If you believed there were assets and a business upon executing your definitive agreement and later realized there were none, please specify the date and explain with detail how you came to this realization.

●   Describe any changes to your disclosure controls and procedures that you have implemented to avoid a recurrence of incorrect and incomplete disclosure about future plans to acquire assets and businesses.

●   Submit the disclosure revisions that you propose to add to Note 1 to clarify your position on the foregoing points, to describe the nature of the Megalink assets and business, and reasons for rescinding the deal.

Controls and Procedures, page 35

5.   We note that you have not included management's report on internal control over financial reporting as of November 30, 2009. Please amend your filing to provide the required management's report on internal control over financial reporting to comply with Item 308T(a) of Regulation S-K.

If your management has not yet completed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required report.

In completing your evaluation, you may find the following documents helpful:

▪   the Commission's release *Amendments to Rules Regarding Management's Report on Internal Control Over Financial Reporting* (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at: http://www.sec.gov/rules/final/2007/33-8809.pdf;

▪   the Commission's release *Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of* 1934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at http://sec.gov/rules/interp/2007/33-8810.pdf; and

▪   the "Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure at: http://www.sec.gov/info/smallbus/404guide.shtml.

Please note that the failure to complete management's assessment adversely affects the company's and its shareholders ability to avail themselves of rules and forms that are predicated on the current or timely filing of Exchange Act reports.

For further information regarding these impacts, please see Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Closing Comments

 As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

 In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Craig Arakawa at (202) 551-3650, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief